

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2015

Allan Bradley
Chief Executive Officer
Scor International Foods, Inc.
539 Jarvis Street, Suite M2
Toronto, Ontario, Canada M4Y 2H7

> **Re: Scor International Foods, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 11, 2015**
> **File No. 333-203239**

Dear Mr. Bradley:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 10, 2015 letter.

General

1.   We note that in your response to prior comment 2, you continue to maintain that you are not a shell company. We reiterate our position that you appear to qualify as a shell company as defined in Rule 405 of the Securities Act. Please disclose that you are a shell company, and describe the consequences of that status, including limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity of your securities. Please also include related risk factor disclosure.

In your response, you stated that you are "actively searching for" and "attempting to locate" third parties with whom to contract. You also indicated that you are "attempting to engage in the production of [your] planned products." Please expand on this statement to explain the specific steps you have taken to date and the progress you have made thus far in your search for these third parties, including a detailed description of any related agreements you have finalized with them. Please also include the expanded disclosure in your prospectus, and file any such agreements as exhibits.

Allan Bradley
Scor International Foods, Inc.
June 19, 2015
Page 2

<u>Closing Comments</u>

      If you have questions regarding comments on the financial statements and related matters, you may contact Lily Dang, Staff Accountant, at (202) 551-3867, or Michael Fay, Staff Accountant, at (202) 551-3812. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

      Sincerely,

      /s/H. Roger Schwall

      H. Roger Schwall
      Assistant Director

cc: Kenneth Bart, Esq.
       Bart and Associates LLC